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08029576

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 46718 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C. P. Eaton Partners, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

143 Rowayton Avenue
(No. and Street)

Rowayton (City) Connecticut (State) 06853 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Bartz 203-831-2970
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dalessio, Cascio & Company, LLC
(Name – *if individual, state last, first, middle name*)

14 Penn Plaza, Suite 2004 (Address) New York (City) NY (State) 10122 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section
FEB 2 9 2008
Washington, DC
100

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Charles Bantz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C. P. Eaton Partners, LLC And Subsidiary, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member and Supervising Principal

Title

Notary Public

My commission expires 8/31/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C.P. EATON PARTNERS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL SCHEDULE PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2007

## C.P. Eaton Partners, LLC and Subsidiary

## Index to Report Pursuant to Rule 17a-5

DALESSIO, CASCIO & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA, SUITE 2004
NEW YORK, N.Y. 10122
(212) 244-1270
FAX: (212) 244-1743

# Independent Auditor's Report

To the members of
C.P. Eaton Partners, LLC and Subsidiary
Rowayton, CT

We have audited the accompanying consolidated statement of financial condition of C.P. Eaton Partners, LLC and Subsidiary as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above present fairly, in all material respects, the consolidated financial position of C.P. Eaton Partners, LLC and Subsidiary as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic consolidated statement of financial condition taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic consolidated statement of financial condition, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated statement of financial condition taken as a whole.

Dalessio, Cascio & Company, LLC

New York, New York
February 22, 2008

DALESSIO, CASCIO & COMPANY, LLC
Certified Public Accountants

## C.P. Eaton Partners, LLC and Subsidiary

## Consolidated Statement of Financial Condition

*December 31, 2007*

### ASSETS

| | |
|---|---|
| CASH AND CASH EQUIVALENT | $ 1,895,065 |
| FEES RECEIVABLE | 66,017,181 |
| PROPERTY AND EQUIPMENT, NET | 5,526 |
| OTHER ASSETS | 151,120 |
| TOTAL ASSETS | $ 68,068,892 |

### LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| LIABILITIES: | |
| ACCRUED EXPENSES | $ 275,991 |
| DUE TO RELATED PARTY | 193,453 |
| COMMISSIONS PAYABLE | 5,675,010 |
| TOTAL LIABILITIES | 6,144,454 |
| MEMBERS' EQUITY | 61,924,438 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 68,068,892 |

The accompanying notes are an integral part of this consolidated statement of financial condition.

## C.P. Eaton Partners, LLC and Subsidiary

## Notes to Consolidated Statement of Financial Condition

### 1. ORGANIZATION AND BUSINESS

C.P. Eaton Partners, LLC ("CPE Partners") is a limited liability company established in the State of Connecticut. CPE Partners is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), formerly National Association of Securities Dealers, Inc. CPE Partners' business activities include raising capital from institutional investors for investment funds or advisors and consulting services to Registered Investment Advisors. CPE Partners operates from offices in Connecticut, California and China.

CPE (UK) Limited ("CPE (UK)") is a wholly owned subsidiary of CPE Partners. CPE (UK) is a private limited company incorporated under the laws of the United Kingdom with an office in London, England. CPE (UK) was formed to establish a European presence to further market the activities of CPE Partners. CPE (UK) is registered with the Financial Services Authority (the "FSA"). CPE Partners and CPE (UK) are herein referred to as the "Company".

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers and, accordingly, is exempt from SEC Rule 15c3-3.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated statement of financial condition includes the accounts of the Company. All significant intercompany transactions and balances have been eliminated in consolidation. The Company's consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of consolidated statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. The estimates include assessing the collectibility of fee receivables and other assets. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Revenue Recognition

Fees are recognized when services are completed and the revenues are reasonably determinable, unless the service is rendered on a contingent fee basis in which case revenues are recognized upon satisfaction of the contingency.

Income Taxes

CPE Partners is a Limited Liability Corporation for U.S. federal and state income tax reporting. The members are responsible for the payment of income taxes. CPE Partners uses the cash method for income tax reporting and the accrual basis for financial reporting.

CPE (UK) is a limited company subject to certain taxes based on income in accordance with laws of the United Kingdom.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. As of December 31, 2007, the Company had cash and cash equivalent balances at three major commercial banks. At times the Company maintains over $250,000 in the bank accounts which is in excess of federally insured (FDIC) amounts.

Depreciation and amortization

Property and equipment consist of office equipment and computer hardware which is stated at cost. Depreciation and amortization is computed using the straight-line method over the estimated useful life of 5 years.

Translation of Foreign Financial Statements

The assets and liabilities of the CPE (UK) are translated into U.S. dollars at exchange rates as of the date of the consolidated statement of financial condition.

## 3. FEES RECEIVABLE

Fees receivable are contractually due to be paid to the Company as follows:

| | |
|---|---|
| 2008 | $ 27,260,132 |
| 2009 | 20,741,916 |
| 2010 | 11,105,758 |
| 2011 | 6,909,375 |
| | $ 66,017,181 |

The Company has complied with the provisions of the FINRA's Notice to Members 84-48 with respect to concession receivables where a corresponding commission payable exists. Accordingly, as of December 31, 2007, $5,532,018 of fees receivable have been included in the computation of net capital.

The Company performs periodic credit evaluations of its customer's financial condition. The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information. To date, such losses, if any, have been within management's expectations. At December 31, 2007, management did not believe that an allowance for doubtful accounts was required.

## 4. PROPERTY AND EQUIPMENT, NET

At December 31, 2007, property and equipment consists of the following:

| | | |
|---|---|---|
| Office equipment | $ | 5,817 |
| Less accumulated depreciation | | (291) |
| | $ | 5,526 |

## 5. COMMISSIONS PAYABLE

CPE Partners has commission arrangements with former members and outside consultants (the "Consultants"). The arrangements provide for payments to be made to the Consultants when and if CPE Partners receives payment from the associated clients. As of December 31, 2007, commissions payable amounted to $5,675,010.

# C.P. Eaton Partners, LLC and Subsidiary

## Notes to Consolidated Statement of Financial Condition

### 5. COMMISSIONS PAYABLE (cont'd)

In accordance with the FINRA's Notice to Members 84-48, the current portion of the commissions payable amounting to $2,310,288 was included in the calculation of aggregate indebtedness for purposes of computing minimum net capital plus an additional 1% of the remaining commissions payable.

Commissions payable are due to be paid, subject to collection by CPE Partners of the related fee receivables, as follows:

| | |
|---|---|
| 2008 | $ 2,310,288 |
| 2009 | 1,598,304 |
| 2010 | 1,043,102 |
| 2011 | 723,316 |
| | $ 5,675,010 |

The difference between the commission payable ($5,532,018) offsetting commissions receivable in the computation of net capital and the total commissions payable as of December 31, 2007 is a result of the collection of fee receivables as of December 31, 2007 and the related commission payable has not been paid as of December 31, 2007.

### 6. COMMITMENTS

Operating Leases

The Company has entered into non-cancelable operating leases for office facilities. Future minimum payments under the operating leases are as follows:

| | |
|---|---|
| 2008 | $ 245,971 |
| 2009 | 72,871 |
| 2010 | 74,543 |
| 2011 | 76,215 |
| 2012 | 32,047 |
| | $ 501,647 |

## 7. RELATED PARTY TRANSACTIONS

CPE Partners and the managing member, C.P. Eaton & Associates, Inc ("CPEA"), have entered into a service agreement dated March 31, 2002 (the "Service Agreement"), whereby CPEA shall provide CPE Partners the use of office space, utilities, furnishings, office equipment, support staff and related benefits, accounting and financial management, legal fees, and insurance coverage. Direct expenses and a ratable allocation of indirect expenses related to these services are included in the amount charged to CPE Partners by CPEA. As of December 31, 2007, $193,453 was owed to CPEA.

## 8. NET CAPITAL REQUIREMENT

CPE Partners is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires that CPE Partners maintain minimum net capital, as defined, of $5,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2007, CPE Partners had net capital of $1,046,228 which exceeded the statutory requirements by $820,679. CPE Partner's ratio of aggregate indebtedness to net capital was 2.75 to 1 at December 31, 2007.

## 9. CONCENTRATION

Three customers accounted for 52%, 13% and 10%, for an aggregate of approximately 75%, of fee receivables at December 31, 2007.

## 10. CONSOLIDATED SUBSIDIARY

The following is a summary of the financial information of CPE (UK):

| | |
|---|---|
| Total assets | $ 525,755 |
| Shareholder's capital | 355,823 |

CPE (UK) shareholder's capital is not included as capital for purposes of calculating CPE's net capital in accordance with SEC Uniform Net Capital Rule (Rule 15c3-1).

### 11. SUBSEQUENT EVENTS

CPE Partners made distributions and other payments to members of $4,096,784 subsequent to December 31, 2007.

## C.P. Eaton Partners, LLC and Subsidiary

## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

*December 31, 2007*

| | |
|---|---|
| Computation of Net Capital: | |
| Total consolidated member equity | $ 61,924,438 |
| Deduct foreign subsidiary equity not allowable for net capital | (355,823) |
| Total members' equity qualified for net capital | 61,568,615 |
| Deductions and/or Charges: | |
| Nonallowable assets: | |
| Fees receivable, net of allowable portion of $5,532,018 | 60,485,163 |
| Other assets | 37,224 |
| Net Capital | $ 1,046,228 |
| Minimum Net Capital Requirement: | |
| 6 2/3% of aggregate indebtedness of $2,878,528 | $ 191,902 |
| One percent of commissions payable due after current year (one percent of $3,364,722 ) | 33,647 |
| Required Net Capital | $ 225,549 |
| Excess Net Capital | $ 820,679 |
| AGGREGATE INDEBTEDNESS: | |
| Accrued expenses and due to related party | $ 568,240 |
| Commissions payable - current | 2,310,288 |
| Total aggregate indebtedness | $ 2,878,528 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 2.75 to 1 |

STATEMENT PURSUANT TO SEC RULE 17A-5(D) (4):

There were no material differences between the amounts reported in this computation of net capital and the corresponding amounts reported in the Company's unaudited December 31, 2007 Form X-17A-5 Part IIA filing.

DALESSIO, CASCIO & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA, SUITE 2004
NEW YORK, N.Y. 10122
(212) 244-1270
FAX: (212) 244-1743

**Report of Independent Auditors on Internal Control Structure Required by SEC Rule 17a-5**

C.P. Eaton Partners, LLC and Subsidiary
Rowayton, CT

In planning and performing our audit of the consolidated financial statements and supplemental schedules of C.P. Eaton Partners, LLC and Subsidiary ("the Company") as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-3(a)(11) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized

use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weakness. We did not identify any deficiencies in internal control and control activities for making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3 that we consider to be material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the segregation of duties and cross-checks generally included in a system of internal control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not indented to be and should not be used by anyone other than these specified parties.

Dalessio, Cascio & Company, LLC

DALESSIO, CASCIO & COMPANY, LLC
Certified Public Accountants

New York, New York
February 22, 2008

END